January 14, 2021





The U. S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:  Forms Reporting Beneficial Ownership of Flowers Foods, Inc.

Dear Sir or Madam:

The attached Form 3 was executed for me by Stephanie B. Tillman, Chief Legal Counsel for Flowers Foods, Inc.

This letter is to confirm the authority of Ms. Tillman to execute that Form as my agent and to inform you that she has such authority in the future with regard to Forms 4 and Forms 5 filed for me in connection with changes in my direct or indirect beneficial ownership of securities of Flowers Foods, Inc.

Very truly yours,



/S/ William Jameson McFadden